July 15, 2015	Writer's Direct Contact 775-562-0587 natthapong.thipjaroey@sharingservicesinc.com

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Division of Corporate Finance

Re:	Sharing Services, Inc.
Registration Statement on Form S-1 (the "Registration Statement")
Registration No. 333-205310

Ladies and Gentlemen:

On June 29, 2015, we filed our Registration Statement and believe it would be more expedient for us to receive your comments if we were to provide you with a fax number and email so that your comments can be more expeditiously received and addressed as postal mail services from the United States to Thailand can sometimes take up to one month.

I can be reached by fax at 775-562-0587 and by email at natthapong.thipjaroey@sharingservicesinc.com.

We appreciate in advance your time and attention to this matter.

Sincerely,

/s/ Natthapong Thipjaroey

Natthapong Thipjaroey